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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)

                            SPECIALTY CATALOG CORP.
      -------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
      -------------------------------------------------------------------
                        (Title of Class of Securities)

                                  84748Q 10 3
      -------------------------------------------------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement:  / /


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CUSIP No.   84748Q 10 3           SCHEDULE 13G

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Viking Holdings Limited

2.   Check the Appropriate Box if a Member of a Group         (a) /X/
                                                              (b) / /
3.   SEC Use Only

4.   Citizenship or Place of Organization

     British Virgin Islands

                         5.   Sole Voting Power

                              1,483,553
Number of Shares
                         6.   Shared Voting Power
 Beneficially

 Owned by Each
                         7.   Sole Dispositive Power
Reporting Person
                              1,483,553
     With
                         8.   Shared Dispositive Power



9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                        1,483,553

10.  Check if the Aggregate Amount in Row 9
     Excludes Certain Shares                                      / /

11.  Percent of Class Represented by Amount in Row 9

                          31.6

12.  Type of Reporting Person

                          CO

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Item 1(a)

         Specialty Catalog Corp.

Item 1(b)
         21 Bristol Drive

         South Easton, Massachusetts 02375

Item 2(a)

         Viking Holdings Limited

Item 2(b)
         La Motte Chambers
         St. Helier
         Jersey JE1 1BJ
         Channel Islands

Item 2(c)
         British Virgin Islands

Item 2(d)
         Common Stock

Item 2(e)
         84748Q 10 3

Item 3
         [check box h]

Item 4

         (a)               1,483,553
         (b)               31.6%
         (c) (i)           1,483,553
            (ii)           0
           (iii)           1,483,553

            (iv)           0

Item 5
         N.A.


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Item 6

         Viking Holdings Limited ("Viking") is an offshore investment company composed of six investors. Presently Viking is the sole owner of its shares of

Specialty Catalog Corp. ("Specialty"). However, upon the dissolution of Viking each investor would receive their pro rata share of the overall amount of stock owned by Viking.

Item 7
         N.A.

Item 8

          Attached hereto as Exhibit 1 is a list of the members of the Viking Holdings Limited ("Viking"), which may be deemed to be a group for purposes of Rule 13d-1(b)(1)(ii)(H). None of the members of Viking fit the classifications provided in Item 3 and all members disclaim beneficial ownership of the shares of Speciality owned by Viking.

Item 9
         Not Applicable.